

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 2, 2009

Anthony Francel
Chief Executive Officer
Alternative Construction Technologies, Inc.
2910 Bush Drive
Melbourne, Florida 32935

> **Re:** **Alternative Construction Technologies, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 28, 2009**
> **File No. 0-52913**

Dear Mr. Francel:

We have completed our review of your Form 8-K and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief